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United States
Securities and Exchange Commission
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 4)

Celestica Inc.
(Name of Issuer)

Subordinate Voting Shares
(Title of Class of Securities)

15101Q108
(CUSIP Number)

Onex Corporation
Canada Trust Tower
161 Bay Street – 49th Floor
Toronto, Ontario M5J 2S1 Canada
Attention: Donald Lewtas
(416) 943-4109
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

JOEL I. GREENBERG, ESQ. LYNN TOBY FISHER, ESQ. Kaye Scholer LLP 425 Park Avenue New York, New York 10022 (212) 836-8000	PATRICK MOYER, ESQ. Davies, Ward, Phillips & Vineberg LLP 1 First Canadian Place, Suite 4400 Toronto, Ontario Canada M5X 1B1 (416) 863-0900

February 16, 2005
(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Page 1 of      13      pages.
Exhibit Index on page      11     .

SCHEDULE 13D

CUSIP No. 15101Q108	Page 2 of 13 Pages
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)
Gerald W. Schwartz

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER
188,744 Subordinate Voting Shares
8 SHARED VOTING POWER
32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

9 SOLE DISPOSITIVE POWER 188,744 Subordinate Voting Shares

10 SHARED DISPOSITIVE POWER
32,777,273 Subordinate Voting Shares, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
32,966,017 Subordinate Voting Shares, including (i) 3,114,387 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer. Each Multiple Voting Share is presently convertible into one Subordinate Voting Share.

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.6% of the Subordinate Voting Shares (14.6% of the Subordinate Voting Shares, assuming conversion of all of the Multiple Voting Shares into Subordinate Voting Shares). 79.6% of the combined voting power of the Issuer's Subordinate and Multiple Voting Shares; each Subordinate Voting Share is entitled to one vote and each Multiple Voting Share is entitled to twenty-five votes.

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

        This Amendment No. 4 to the Statement on Schedule 13D (the "Schedule 13D") relating to the Subordinate Voting Shares (the "Subordinate Voting Shares") of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada (the "Issuer"), beneficially owned by Mr. Gerald W. Schwartz ("Mr. Schwartz" or the "Reporting Person") is the first electronic amendment to a paper format Schedule 13D. Consequently, in accordance with Rule 101 of Regulation S-T and Rule 13d-2 under the Securities Exchange Act of 1934, as amended, this Amendment No. 4 restates the entire text of the Schedule 13D which was filed on July 7, 1998, as amended by the text set forth in Amendment No. 1 to the Schedule 13D filed on March 8, 2000, the text set forth in Amendment No. 2 to the Schedule 13D filed on July 6, 2000, and the text set forth in Amendment No. 3 to the Schedule 13D filed on October 16, 2000. This Amendment No. 4 does not restate previously filed paper exhibits to the Schedule 13D.

        Any amendments to the original text, as amended, of the Schedule 13D being reported under this Amendment No. 4 are indicated under each applicable Item.

        Item 1.    Security and Issuer.

        The securities to which this Statement on Schedule 13D relates are the Subordinate Voting Shares of Celestica Inc., a company incorporated under the laws of the Province of Ontario, Canada.

        The principal office of the Issuer is located at 12 Concorde Place, Toronto, Ontario, Canada M3C 3R8.

        AMENDMENT

        The second paragraph of Item 1 is restated to read as follows:

        The principal office of the Issuer is located at 1150 Eglinton Avenue, Toronto, Ontario, Canada M3C 1H7.

        The following paragraph is to be added to the end of Item 1:

        Information in this Amendment No. 4 and, except where otherwise indicated, the restated information, with respect to the Subordinate Voting Shares and Multiple Voting Shares of the Issuer has been adjusted to reflect the effect of the Issuer's December 1999 two-for-one stock split by way of a stock dividend.

Page 3 of 13 pages.

        Item 2.    Identity and Background.

        (a), (b), (c) and (f).    This Statement on Schedule 13D is being filed by Mr. Gerald W. Schwartz ("Mr. Schwartz" or the "Reporting Person").

        The principal occupation of Mr. Schwartz is Chairman of the Board, President and Chief Executive Officer of Onex Corporation ("Onex"). The business address of Mr. Schwartz is 161 Bay Street, P.O. Box 700, Toronto, Ontario, Canada M5J 2S1. Mr. Schwartz is a citizen of Canada. Mr. Schwartz controls Onex through his ownership of shares with a majority of the voting rights attaching to all shares of Onex.

        (d) and (e).    During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which the Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

        AMENDMENT

        The information set forth in Item 2 is unchanged.

        Item 3.    Source and Amount of Funds or Other Consideration.

        1262479 Ontario Inc., a company organized under the laws of Ontario, Canada and indirectly controlled by Mr. Schwartz, purchased 48,600* Subordinate Voting Shares of the Issuer on July 7, 1998 for an aggregate purchase price of $850,500. The source of the funds for the purchase was the working capital of 1262479 Ontario Inc.

        AMENDMENT

        The transactions reported under this Amendment No. 4 involve the disposition of securities; consequently, Item 3 is not applicable.

*
This number has not been adjusted to reflect the two-for-one stock split.

Page 4 of 13 pages.

        Item 4.    Purpose of Transaction.

        Mr. Schwartz, through 1262479 Ontario Inc., acquired the Subordinate Voting Shares for investment purposes. Mr. Schwartz may from time to time acquire additional Subordinate Voting Shares in the open market or in privately negotiated transactions, subject to availability of such shares at prices deemed favorable, the Issuer's business or financial condition and other factors and conditions Mr. Schwartz deems appropriate. Alternatively, Mr. Schwartz may sell all or a portion of his Subordinate Voting Shares in the open market or in privately negotiated transactions subject to the restrictions referred to in Item 6.

        Mr. Schwartz, through American Farm Investment Corporation (or a wholly-owned subsidiary), sold 700,008 Subordinate Voting Shares on March 8, 2000. The sale by Mr. Schwartz was made pursuant to a Prospectus Supplement dated March 1, 2000 (to a Prospectus dated February 18, 2000) in which the Issuer offered 13,600,000 Subordinate Voting Shares and the selling shareholders (including Mr. Schwartz) offered 6,400,000 Subordinate Voting Shares. In a concurrent private placement, a subsidiary of Onex Corporation (the "Onex Subsidiary") issued approximately $253.1 million principal amount of exchangeable debentures due 2025. The exchangeable debentures are exchangeable and redeemable for an aggregate of 5,548,320 Subordinate Voting Shares, in certain circumstances, during their 25-year term. In connection with the exercise by a holder of a debenture of its right to exchange the debentures for Subordinate Voting Shares, any redemption of the debentures at the option of the Onex Subsidiary or the repayment of the debentures at maturity or following an event of default, the Onex Subsidiary may, at its option, satisfy its obligations by payment of a cash amount specified in the debentures, by delivery of Subordinate Voting Shares at their then current market price or by any combination of cash and Subordinate Voting Shares. If the Onex Subsidiary does not have sufficient Subordinate Voting Shares, the requisite number of Multiple Voting Shares held by the Onex Subsidiary will immediately be converted into Subordinate Voting Shares, which shares will be delivered on the exchange.

        In a series of private placements, certain wholly-owned subsidiaries of Onex Corporation (collectively, the "Onex Subsidiary") issued approximately $362.3 million principal amount of exchangeable debentures due 2025. The exchangeable debentures are exchangeable and redeemable for an aggregate of 3,666,000 Subordinate Voting Shares, in certain circumstances, during their 25-year term. In connection with the exercise by a holder of a debenture of its right to exchange the debentures for Subordinate Voting Shares, any redemption of the debentures at the option of the Onex Subsidiary or the repayment of the debentures at maturity or following an event of default, the Onex Subsidiary may, at its option, satisfy its obligations by payment of a cash amount specified in the debentures, by delivery of Subordinate Voting Shares at their then current market price or by any combination of cash and Subordinate Voting Shares. If the Onex Subsidiary does not have sufficient Subordinate Voting Shares, the requisite number of Multiple Voting Shares held by the Onex Subsidiary will immediately be converted into Subordinate Voting Shares, which shares will be delivered on the exchange.

Page 5 of 13 pages.

        On August 16, 2000, a company controlled by Mr. Schwartz, Onex Corporation, a subsidiary of Onex Corporation and certain wholly-owned subsidiaries of Onex Corporation (the "Schwartz Entities") each entered into an ISDA Master Agreement with Merrill Lynch Canada, Inc. ("Merrill") and each of the Schwartz Entities executed a confirmation thereto on August 17, 2000. At any time before February 15, 2001, Merrill may purchase 715,055 Subordinate Voting Shares at a forward price of CD$103.13 per Subordinate Voting Share (the "Forward Price") for an aggregate purchase price of CD$73,743,622.15. On February 15, 2001, the Schwartz Entities may deliver the Subordinate Voting Shares or they each may elect to settle the trade with a cash payment (the "Cash Settlement"). If the closing price of the Subordinate Voting Shares on the Toronto Stock Exchange (the "Future Trading Price") is greater than the Forward Price, the Schwartz Entities that elect the Cash Settlement agree to pay Merrill Lynch an amount in cash equal to the difference between the Future Trading Price and the Forward Price multiplied by the number of Subordinate Voting Shares as to which the Cash Settlement election is made (the "Equity Amount"). If the Future Trading Price is less than the Forward Price, Merrill has agreed to pay each Schwartz Entity that elects the Cash Settlement an amount in cash equal to the absolute value of the Equity Amount.

        Except as set forth in the immediately preceding paragraphs, Mr. Schwartz does not have any present plans or proposals that relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or of any of its subsidiaries; (d) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of such directors or to fill any existing vacancies on such board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (j) any action similar to any of those enumerated above.

        AMENDMENT

        Item 4 is amended by adding the following language before the last paragraph:

        During 2000, Onex and its affiliates (the "Onex Entities") entered into forward sale agreements with Merrill Lynch Canada, Inc. and the Bank of Nova Scotia relating to Subordinate Voting Shares. Shares were pledged as collateral for these forward sale agreements as follows:

Page 6 of 13 pages.

Series	Maturity Date	Number of Subordinate Voting Shares	Reference Price Per Share
One**	May 31, 2001	84,259	Cdn $101.00
Two	August 17, 2025	472,840	Cdn $101.00
Three**	April 30, 2001	29,569	Cdn $125.51
Four	November 2, 2025	1,284,627	Cdn $117.78

**
These forward sale agreements have matured and the positions have been closed through the exchange of Subordinate Voting Shares for cash.

        The reference price approximates the market value of a Subordinate Voting Share at the time the forward sale agreement was entered into. The reference price under the forward sale agreements increase over time. At any time prior to the applicable maturity date, Merrill may purchase the pledged Subordinate Voting Shares at the applicable reference price per Subordinate Voting Share (the "Forward Price"). On the maturity date, the Onex Entities may deliver the applicable Subordinate Voting Shares or may elect to settle the trade with a cash payment (the "Cash Settlement"). If the closing price of a Subordinate Voting Share on the Toronto Stock Exchange (the "Future Trading Price") is greater than the Forward Price, the Onex Entities that elect the Cash Settlement are obligated to pay to Merrill Lynch an amount in cash equal to the difference between the Future Trading Price and the Forward Price multiplied by the number of Subordinate Voting Shares as to which the Cash Settlement election is made (the "Equity Amount"). If the Future Trading Price is less than the Forward Price, Merrill is obligated to pay to each Onex Entity that elects the Cash Settlement an amount in cash equal to the absolute value of the Equity Amount.

        On February 16, 2005, Onex redeemed all of the exchangeable debentures due 2025. Onex elected to satisfy the principal amount of the debentures, an aggregate of $728.9 million, with Subordinate Voting Shares based upon the fixed exchange rates provided in the debentures. In the aggregate, Onex delivered 9,214,320 Subordinate Voting Shares on the redemption and paid an early termination premium of approximately $12.2 million and accrued interest in cash.

        Onex converted 9,214,320 Multiple Voting Shares into Subordinate Voting Shares to facilitate the redemption. The redemption of the debentures did not affect the value of Onex' interest in Celestica. Onex undertook the redemption to eliminate its annual interest expense of approximately $11.3 million on the debentures.

Page 7 of 13 pages.

        Item 5.    Interest in Securities of the Issuer.

        (a) and (b). Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex and is thus an indirect beneficial owner of the shares reported. As of the date hereof, Onex beneficially owns 46,161,181 Subordinate Voting Shares of the Issuer, including (i) 7,095,231 Subordinate Voting Shares and (ii) 39,065,950 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. Of the Multiple Voting Shares owned beneficially by Onex, 11,635,958 Multiple Voting Shares are held by a wholly-owned subsidiary of Onex, including 9,214,320 Subordinate Voting Shares (issuable upon conversion of Multiple Voting Shares) that may be delivered, at the Onex Subsidiary's option, upon the exercise or redemption, or at maturity or acceleration, of exchangeable debentures due 2025. See Item 4. Of the Subordinate Voting Shares beneficially owned by Onex, 715,055 Subordinate Voting Shares may be delivered to Merrill on or before February 15, 2001, at the Schwartz Entities' option, 3,871,547 Subordinate Voting Shares are held by Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of the Issuer pursuant to the Issuer's employee share purchase and option plans, 444,700 Subordinate Voting Shares are held by a wholly-owned subsidiary of Onex as general partner of a limited partnership and 736,790 Subordinate Voting Shares are directly or indirectly held by certain officers and employees of Onex and members of their respective families, which, in each case, Onex has the right to vote.

        In addition to the shares beneficially owned by Mr. Schwartz through the beneficial ownership of Onex, Mr. Schwartz controls a company which owns 299,992 Subordinate Voting Shares. The beneficial ownership of shares by Mr. Schwartz does not include options granted pursuant to certain management investment plans of Onex to acquire 1,393,764 Subordinate Voting Shares; such options do not vest within 60 days of the date of this filing.

        The shares deemed to be owned beneficially by Mr. Schwartz represent approximately 4.1% of the Issuer's Subordinate Voting Shares or 22.6% of the Subordinate Voting Shares giving effect to the conversion of all of the Multiple Voting Shares. Mr. Schwartz has the sole right to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 299,992 Subordinate Voting Shares. Mr. Schwartz shares the voting power and disposition power with Onex with respect to 6,795,239 Subordinate Voting Shares and 39,065,950 Multiple Voting Shares.

        (c) Except as described in Item 4 hereof, Mr. Schwartz has not effected any transaction in shares of Subordinate Voting Shares during the past 60 days. The shares sold by Mr. Schwartz referred to in Item 4 were acquired in the Issuer's initial public offering. The Subordinate Voting Shares referred to in Item 4 that have been used to redeem the exchangeable debentures were acquired by Onex upon the initial capitalization of the Issuer in 1996.

Page 8 of 13 pages.

        (d) No person other than Mr. Schwartz has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Subordinate Voting Shares of the Issuer owned beneficially by Mr. Schwartz other than the Subordinate Voting Shares beneficially owned by Mr. Schwartz through the beneficial ownership of Onex. To the best knowledge of Mr. Schwartz, no person other than Mr. Schwartz or Onex has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of, more than 5% of the Subordinate Voting Shares beneficially owned by Onex.

        (e) Not applicable.

        AMENDMENT

        Sections (a) and (b) of Item 5 are restated to read in their entirety as follows:

        (a) and (b). Mr. Schwartz is the indirect holder of all the issued and outstanding Multiple Voting Shares of Onex, which are entitled to elect sixty percent (60%) of the members of Onex's Board of Directors and carry such number of votes in the aggregate as represents 60% of the aggregate votes attached to all voting shares of Onex, and Mr. Schwartz is thus an indirect beneficial owner of the shares reported. As of the date hereof, Onex beneficially owns 32,777,273 Subordinate Voting Shares of the Issuer, including (i) 2,925,643 Subordinate Voting Shares and (ii) 29,851,630 Subordinate Voting Shares issuable upon conversion of Multiple Voting Shares of the Issuer; each Multiple Voting Share is currently convertible into one Subordinate Voting Share. Of the Multiple Voting Shares owned beneficially by Onex, 2,421,638 are held by a wholly-owned subsidiary of Onex and 1,757,467 may be delivered, at the Onex Entities' option, to satisfy the obligations under the equity forward sale agreements with Merrill Lynch Canada, Inc. and the Bank of Nova Scotia. Of the Subordinate Voting Shares beneficially owned by Onex, 917,361 are held in trust for Celestica Employee Nominee Corporation, as agent for and on behalf of certain executives and employees of the Issuer pursuant to the Issuer's employee share purchase and option plans, 33,755 are held by an indirectly wholly-owned subsidiary of Onex and 225,376 are directly or indirectly held by certain officers and employees of Onex and members of their respective families, which, in each case, Onex has the right to vote.

        In addition to the shares beneficially owned by Mr. Schwartz through the beneficial ownership of Onex, Mr. Schwartz controls a company which owns 188,744 Subordinate Voting Shares. The beneficial ownership of shares by Mr. Schwartz does not include options granted pursuant to certain management investment plans of Onex to acquire 1,077,500 Subordinate Voting Shares; such options do not vest within 60 days of the date of this filing.

        The shares deemed to be owned beneficially by Mr. Schwartz represent approximately 1.6% of the Issuer's Subordinate Voting Shares or 14.6% of the Subordinate Voting Shares giving effect to the conversion of all of the Multiple Voting Shares. Mr. Schwartz has the sole right to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 188,744 Subordinate Voting Shares. Mr. Schwartz shares the voting power and disposition power with Onex with respect to 2,925,643 Subordinate Voting Shares and 29,851,630 Multiple Voting Shares.

Page 9 of 13 pages.

        Item 6.    Contracts, Arrangements, Understandings or Relationships with Respect to the Securities of the Issuer.

        Morgan Stanley & Co. Incorporated and RBC Dominion Securities Corporation, and the other underwriters of the Issuer's initial public offering, entered into an Agreement, dated as of May 21, 1998 (together, the "Lock-up Agreements"), with each of American Farm Investment Corporation and 1295574 Ontario Inc., companies controlled by Mr. Schwartz, and Onex (see Exhibits 1, 2 and 3 respectively), with respect to the Subordinate Voting Shares (including any securities convertible into or exercisable or exchangeable for such shares) held by them. Pursuant to the Lock-up Agreements, American Farm Investment Corporation, 1295574 Ontario Inc. and Onex agreed, subject to certain exceptions described therein, not to transfer or dispose of such shares for a period ending 180 days from June 29, 1998. Executive officers of the Issuer, whose shares are held by Celestica Employee Nominee Corporation, are subject to similar lock-up agreements.

        Morgan Stanley & Co. Incorporated and RBC Dominion Securities Corporation, and the other underwriters of the offering of 20,000,000 Subordinate Voting Shares referred to in Item 4, entered into an Agreement, dated as of March 1, 2000 (together, the "Lock-up Agreements"), with each of Mr. Schwartz, 1295574 Ontario inc. and Onex (see Exhibits 1, 2 and 3 respectively), with respect to the Subordinate Voting Shares (including any securities convertible into or exercisable or exchangeable for such shares) held by them. Pursuant to the Lock-up Agreements, Mr. Schwartz and Onex agreed, subject to certain exceptions described therein, not to transfer or dispose of such shares for a period ending 180 days from March 8, 2000. Executive officers of the Issuer, whose shares are held by Celestica Employee Nominee Corporation, are subject to similar lock-up agreements.

        Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Canada Inc., the underwriters of the offering of $1,577,000,000 Liquid Yield Option™ Notes due 2020 (the "Notes"), entered into an Agreement, dated as of July 26, 2000 (together, the "Lock-up Agreements"), with each of Mr. Schwartz, 1295574 Ontario Inc. and Onex (see Exhibits 1, 2 and 3, respectively), with respect to the Notes (including any securities convertible into or exercisable or exchangeable for such shares) held by them. Pursuant to the Lock-up Agreements, Mr. Schwartz and Onex agreed, subject to certain exceptions described therein, not to transfer or dispose of such shares for a period ending 90 days from July 26, 2000. Executive officers of the Issuer, whose shares are held by Celestica Employee Nominee Corporation, are subject to similar lock-up agreements.

        Merrill Lynch Canada Inc. entered into an Agreement, dated as of August 16, 2000, and Confirmations of the OTC Forward Transactions, dated as of August 17, 2000, with each of American Farm Investors, Onex CIH Partners, LP, Onex Corporation, 1170819 Ontario Inc. and 1170809 Ontario Inc. (see Exhibits 1, 2, 3,4, 5, 6, 7, 8, 9 and 10 respectively). See Item 4.

Page 10 of 13 pages.

        AMENDMENT

        Item 4 is amended by adding the following new paragraph:

        During 2000, Onex and its affiliates entered into forward sale agreements with Merrill Lynch Canada, Inc. and the Bank of Nova Scotia relating to Subordinate Voting Shares. Subordinate Voting Shares were pledged as collateral for these forward sale agreements. See Item 4.

        Item 7.    Material to Be Filed as Exhibits.

  1.
  Agreement, dated as of May 21, 1998, among Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and other underwriters named therein, and American Farm Investment Corporation.(1)

  2.
  Agreement, dated as of May 21, 1998, among Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and other underwriters named therein, and Onex.(1)

  3.
  Agreement, dated as of May 21, 1998, among Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and other underwriters named therein, and 1295574 Ontario Inc.(1)

  4.
  Power of Attorney incorporated by reference to the Amendment to Form 4 relating to Dura Automotive Systems, Inc., filed with the Securities and Exchange Commission by Mr. Schwartz on September 10, 1996.(1)

  5.
  Agreement, dated as of March 1, 2000, among Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and other underwriters named therein and Gerald Schwartz.(2)

  6.
  Agreement, dated as of March 1, 2000, among Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and other underwriters named therein, and 1295574 Ontario Inc.(2)

  7.
  Agreement, dated as of March 1, 2000, among Morgan Stanley & Co. Incorporated, RBC Dominion Securities Corporation and other underwriters named therein, and Onex Corporation.(2)

  8.
  Agreement, dated as of July 26, 2000, among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Canada Inc. and Gerald Schwartz.(3)

  9.
  Agreement, dated as of July 26, 2000, among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Canada Inc. and 1295574 Ontario Inc.(3)

Page 11 of 13 pages.

  10.
  Agreement, dated as of July 26, 2000, among Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch Canada Inc. and Onex Corporation.(3)

  11.
  Agreement, dated as of August 16, 2000, between Merrill Lynch Canada Inc. and American Farm Investment Corporation.(4)

  12.
  Confirmation of OTC Forward Transaction, dated as of August 17, 2000, between Merrill Lynch Canada Inc. and American Farm Investment Corporation.(4)

  13.
  Agreement, dated as of August 16, 2000, between Merrill Lynch Canada Inc. and Onex Corporation.(4)

  14.
  Confirmation of OTC Forward Transaction, dated as of August 17, 2000, between Merrill Lynch Canada Inc. and Onex Corporation.(4)

  15.
  Agreement, dated as of August 16, 2000, between Merrill Lynch Canada Inc. and Onex CIH Partners, LP.(4)

  16.
  Confirmation of OTC Forward Transaction, dated as of August 17, 2000, between Merrill Lynch Canada Inc. and Onex CIH Partners, LP.(4)

  17.
  Agreement, dated as of August 16, 2000, between Merrill Lynch Canada Inc. and 1170819 Ontario Inc.(4)

  18.
  Confirmation of OTC Forward Agreement, dated as of August 17, 2000, between Merrill Lynch Canada Inc. and 1170819 Ontario Inc.(4)

  19.
  Agreement, dated as of August 16, 2000, between Merrill Lynch Canada Inc. and 1170809 Ontario Inc.(4)

  20.
  Confirmation of OTC Forward Transaction, dated as of August 17, 2000, between Merrill Lynch Canada Inc. and 1170809 Ontario Inc.(4)

(1)
Incorporated by reference to Schedule 13D filed by Mr. Schwartz on July 7, 1998.

(2)
Incorporated by reference to Amendment No. 1 to Schedule 13D filed by Mr. Schwartz on March 8, 2000.

(3)
Incorporated by reference to Amendment No. 2 to Schedule 13D filed by Mr. Schwartz on July 6, 2000.

(4)
Incorporated by reference to Amendment No. 3 to Schedule 13D filed by Mr. Schwartz on October 16, 2000.

Page 12 of 13 pages.

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I hereby certify that the information set forth in this statement is true, complete and correct.

Dated: February 28, 2005
/s/ DONALD W. LEWTAS Donald W. Lewtas, Authorized Signatory for GERALD W. SCHWARTZ

Page 13 of 13 pages.

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